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EXHIBIT 99.06

Investor Information

Xcel Energy (ticker: XEL, exchange: New York Stock Exchange)
News Release — 13-Dec-2001

Xcel Energy Board Approves $300 Million
Equity Investment In NRG

MINNEAPOLIS — (BUSINESS WIRE) — Dec. 13, 2001 — Xcel Energy Inc. reported that its board of directors authorized an additional noncontingent equity investment of $300 million in NRG Energy, its majority-owned subsidiary, subject to approval by the Finance Committee of the Xcel Energy board of directors related to the timing and pricing of such investment. The capital infusion is also subject to approval by the NRG Board and, under New York Stock Exchange rules, potentially NRG shareholders. The Xcel Energy Board also confirmed support for NRG Energy and its acquisition of the assets of First Energy.

The $300 million investment in NRG would be funded from the proceeds of a sale of Xcel Energy common stock, according to Xcel Energy Vice President and Chief Financial Officer Jim McIntyre. “We expect the transaction would be earnings neutral because the dilutive impact of an increase in the number of shares outstanding would be offset by a greater stake in NRG’s earnings,” said McIntyre. “Additionally, the equity issuance will contribute to strengthening our balance sheet.”

The action of the Xcel Energy board was taken in part in response to the recent stock price declines experienced by NRG and other independent power producers, as well as the recent action by Moody’s placing NRG on credit watch. The Xcel Energy board of directors also recommended that Xcel Energy management continue to monitor all aspects of the future funding and structure of NRG, including, among other things, the amount and timing of expected capital expenditures by NRG; the issuance by NRG of additional debt or public equity and the infusion by Xcel Energy of additional equity into NRG; and examine the possible reacquisition by Xcel Energy of the outstanding public NRG stock and NRG’s growth rate. As previously announced, Xcel Energy is currently precluded, based on the advice of tax counsel, from effecting a tax-free spin of NRG stock until June 2003.

CONTACT: Xcel Energy, Minneapolis
                       Investor Relations:
                       R J Kolkmann, 612/215-4559
                       or
                       P A Johnson, 612/215-4535
                       or
                       Media Relations:
                       612/215-5300